Execution Copy

                             ADVISORY FEE AGREEMENT

      This Advisory Fee Agreement is made as of December 26, 2003 by and between PHIBRO ANIMAL HEALTH CORPORATION (formerly known as Philipp Brothers Chemicals, Inc.), a New York corporation ("Phibro"), and PRINCE MINERAL COMPANY, INC., a Delaware corporation ("Acquisition Company").

      WHEREAS, Acquisition Company desires to avail itself, for the term of this Agreement, of the expertise of Phibro; and

      WHEREAS, Phibro is willing to provide the Services to Acquisition Company as herein set forth.

      NOW, THEREFORE, in consideration of the mutual agreements hereinafter set forth and other good and valuable consideration, the receipt, adequacy and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:

      ss.1. Services. (a) During the term of this Agreement, upon written request of Acquisition Company, Phibro shall render to Acquisition Company, by and through itself, its affiliates and their respective officers, employees and representatives the services described on Schedule 1 attached hereto (collectively, the "Services").

      (b) Upon request of Acquisition Company, Phibro will provide up to 90 hours of Services per calendar quarter during the first Contract Year, up to 40 hours of Services per calendar quarter during the second Contract Year and up to 20 hours of Services per calendar quarter during the third Contract Year. Except as set forth below, if during any calendar quarter Acquisition Company requests Services that do not exceed the applicable hourly limits for such calendar quarter and Phibro for any reason is unable to provide such Services, the number of hours of such requested Services that were not provided during such calendar quarter shall be carried forward and shall increase the hourly limits for the immediately succeeding calendar quarter. The parties acknowledge and agree that value of the Services to be provide hereunder exceed the hourly rate for the Services determined pursuant hereto, and therefore Acquisition Company's sole remedy with respect to any requested Services that are not provided in accordance with the terms of this Agreement shall be the right to seek specific performance of such Services. If the number of hours of Services that are requested by Acquisition Company during any calendar quarter is less than the hourly limit for Services during such calendar quarter, Acquisition Company shall have no right to such unused and unrequested hours of Services in any future calendar quarter. Phibro will not be required to provide any amount of Services in excess of the hourly limits described above during any calendar quarter. If at any time Phibro believes that Acquisition Company is requesting Services that are or will be in excess of the applicable hourly limits, Phibro shall promptly notify Acquisition Company of such event and of the time when such limits will be met. The Additional Fees provided for hereunder shall commence for Services after such time. Within 20 days following the end of each calendar month, Acquisition Company shall provide Phibro with a statement indicating its calculation of the number of hours of Services provided under this Agreement during such month. Notwithstanding the foregoing, within two (2) business days following the end of any calendar quarter in which Acquisition Company requests Services that do not exceed the applicable hourly limits for such calendar quarter and Phibro for any reason is unable to provide such Services, Acquisition Company shall provide Phibro with written notice of the number hours of such requested Services that were not provided; provided, however, if Acquisition Company shall fail to provide such notice within such time period, the number of hours of such requested Services that were not provided during such calendar quarter shall not be carried forward and shall not increase the hourly limits for the immediately succeeding calendar quarter. Acquisition Company acknowledges that Phibro may provide Services hereunder during such times and using such means of communications as are convenient for the individuals designated by Phibro to provide these Services, and shall in any event not be required to provide services outside of normal business hours. If Acquisition Company requires Services in excess of the hourly limits described above for any calendar quarter (the "Additional Requested Services"), Phibro shall be entitled to additional compensation (the "Additional Fees") for such Services at an hourly rate of $2,700 per hour.

      (c) Phibro shall not have any liability to Acquisition Company for or in connection with the Services provided by Phibro pursuant to this Agreement, except for any such liabilities arising out of the willful misconduct or gross negligence of Phibro.

      ss.2. Advisory Fees. (a) In consideration of the Services within the hourly limits contemplated by Section 1, Acquisition Company shall pay the following fees to Phibro (the "Advisory Fees") for each Contract Year (as defined below): (i) $1,000,000 for the first Contract Year; (ii) $500,000 for the second Contract Year; and (iii) $200,000 for the third Contract Year. The Advisory Fees set forth in this paragraph (a) for each Contract Year shall be payable to Phibro in arrears in quarterly installments in the amounts and on the dates set forth on Exhibit A attached hereto.

      (b) In consideration of the Additional Requested Services, Acquisition Company shall pay the Additional Fees to Phibro within 30 days following the end of the calendar quarter in which the applicable Services are rendered.

      (c) Acquisition Company shall pay to Phibro interest at the rate of two percent (2.0%) over the "base rate" as announced by Citibank N.A. (determined and calculated on a daily basis) or the maximum permitted by law, whichever is less, on all overdue amounts of any installment payment from the due date of such installment until the installment is paid in full. Such interest shall be due and payable upon demand.

      (d) Acquisition Company's payment obligations under this Agreement are absolute and unconditional and shall not be subject to any diminution by set-off, abatement, counterclaim, withholding, deduction or otherwise, whether in connection with or arising out of this Agreement or any other agreement among or between the parties or their affiliates.

      ss.3. Reimbursements. In addition to the Advisory Fees and the Additional Fees payable pursuant to this Agreement, Acquisition Company shall pay directly or reimburse Phibro for its out-of-pocket expenses, that are approved in writing by Acquisition Company. All reimbursements for Out-of-Pocket Expenses shall be made promptly upon or as soon as practicable after presentation by Acquisition Company to Phibro of a written statement and appropriate documentation thereof, but in no event later than fifteen (15) days after presentation. Anything to the contrary notwithstanding, in no event shall Acquisition Company be obligated to make any expense reimbursements under this Agreement except in respect of services that are requested and actually performed pursuant to Section 1.


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

      ss.4. Indemnification. Acquisition Company will indemnify and hold harmless Phibro, its affiliates and their respective stockholders, partners (both general and limited), members (both managing and otherwise), officers, directors, employees, agents and representatives (each such person being an "Indemnified Party") from and against any and all losses, claims, damages, liabilities, costs and expenses, whether joint or several (the "Liabilities"), related to, arising out of or in connection with the advisory and consulting services contemplated by this Agreement or the engagement of Phibro pursuant to, and the performance by Phibro of the services contemplated by, this Agreement, whether or not pending or threatened, whether or not an Indemnified Party is a party, whether or not resulting in any liability and whether or not an action, claim, suit, investigation or proceeding is initiated or brought by Acquisition Company, provided, however, that the foregoing shall not apply to any Liabilities arising directly or indirectly out of any disclosure or reporting by any Indemnified Party of the arrangements contemplated hereby, or any tax obligations of any Indemnified Party in respect of any payments hereunder.
Acquisition Company will reimburse any Indemnified Party for all reasonable costs and expenses (including reasonable attorneys' fees and expenses) as they are incurred in connection with investigating, preparing, pursuing, defending or assisting in the defense of any action, claim, suit, investigation or proceeding for which the Indemnified Party would be entitled to indemnification under the terms of the previous sentence, or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto; provided that, subject to the following sentence, Acquisition Company shall be entitled to assume the defense thereof at their own expense, with counsel satisfactory to such Indemnified Party in its reasonable judgment. Any Indemnified Party may, at its own expense, retain separate counsel to participate in such defense; and in any action, claim, suit, investigation or proceeding in which both Acquisition Company and or one or more of its subsidiaries or both, on the one hand, and an Indemnified Party, on the other hand, is, or is reasonably likely to become, a party, such Indemnified Party shall have the right to employ separate counsel at the expense of Acquisition Company and to control its own defense of such action, claim, suit, investigation or proceeding if, in the reasonable opinion of counsel to such Indemnified Party, a conflict or potential conflict exists between the Palladium Parties or one or more of their subsidiaries or affiliates or both, on the one hand, and such Indemnified Party, on the other hand, that would make such separate representation advisable. Acquisition Company agrees that it will not, without the prior written consent of the applicable Indemnified Party, settle, compromise or consent to the entry of any judgment in any pending or threatened action, claim, suit, investigation or proceeding relating to the matters contemplated hereby (if any Indemnified Party is a party thereto or has been threatened to be made a party thereto) unless such settlement, compromise or consent includes an unconditional release of the applicable Indemnified Party and each other Indemnified Party from all liability arising or that may arise out of such action, claim, suit, investigation or proceeding. Provided Acquisition Company is not in breach of its indemnification obligations hereunder, no Indemnified Party shall settle or compromise any claim subject to indemnification hereunder without the consent of Acquisition Company. Acquisition Company will not be liable under the foregoing indemnification provisions with respect to any Indemnified Party, to the extent that any loss, claim, damage, liability, cost or expense is determined by a court, in a final judgment from which no further appeal may be taken, to have resulted primarily from the gross negligence or willful misconduct of Phibro. Anything to the contrary notwithstanding, in no event shall Acquisition Company be liable under the foregoing indemnification provisions except in respect of services that are actually performed pursuant to Section 1.

      ss.5. Accuracy of Information. Acquisition Company shall furnish or cause to be furnished to Phibro such information as Phibro believes appropriate to its assignment (all such


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

information so furnished being the "Information"). Acquisition Company recognizes and confirms that Phibro (i) will use and rely primarily on the Information and on information available from generally recognized public course in performing the services contemplated by this Agreement without having independently verified the same; (ii) does not assume responsibility for the accuracy or completeness of the Information and such other information; and
(iii) is entitled to rely upon the Information without independent verification.

      ss.6. Permissible Activities. Subject to applicable law, and except as otherwise provided in that certain Purchase and Sale Agreement of even date among Phibro, Prince Mfg LLC, The Prince Manufacturing Company, Acquisition Company and the Investor Stockholders party thereto, nothing herein shall in any way preclude Phibro, its affiliates or their respective partners (both general and limited), members (both managing and otherwise), officers, directors, employees, agents or representatives from engaging in any business activities or from performing services for its or their own account or for the account of others, including for companies that may be in competition with the business conducted by Acquisition Company.

      ss.7. Additional Services. Nothing herein contained shall be deemed to prevent Acquisition Company and Phibro from entering into agreements regarding the provision of additional services by Phibro and its affiliates to Acquisition Company, which services may be outside the scope of the Services provided for in this Agreement, and for which Phibro and its affiliates may receive additional reasonable compensation.

      ss.8. Term. This Agreement shall begin January 1, 2004 and end on December 31, 2006. For purposes of this Agreement, the term "Contract Year" means the one
(1) year period beginning on January 1, 2004 or any one (1) year period during the Term beginning on January 1; provided that Section 3 shall remain in effect with respect to Out-of-Pocket Expenses required to be paid hereunder and incurred prior to the termination of this Agreement and Section 2 shall remain in effect with respect to Advisory Fees and Additional Fees and interest on overdue installment of Advisory Fees or Additional Fees required to be paid hereunder until payment in full of all Advisory Fees and Additional Fees payable in respect of any period prior to the termination of this Agreement. The provisions of Sections 4, 6, 9 and 10 shall survive the termination of this Agreement

      ss.9. Confidentiality. Except as contemplated by the terms hereof or as required by applicable law or legal process, Phibro shall keep confidential all material non-public information provided to it by or at the request of Acquisition Company, and shall not disclose such information to any third party or to any of its employees or advisors except to those person who have a need to know such information in connection with Phibro's performance of its responsibilities hereunder.

      ss.10. Miscellaneous.

            (a) Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. No suit, action or proceeding with respect to this Agreement may be brought in any court or before any similar authority other than in a court of competent jurisdiction in the State of New York, and the parties hereto submit to the exclusive jurisdiction of these courts for the purpose of such suit, proceeding or judgment. The parties hereto irrevocably waive any right which they may have to bring such an action in any other court, domestic or foreign, or before any similar domestic


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

or foreign authority. Each of the parties hereto irrevocably and unconditionally waives trial by jury in any legal action or proceeding in relation to this Agreement and for any counterclaim therein.

            (b) Successors and Assigns; Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

            (c) Entire Agreement; Third Parties. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any right, benefit or remedy of any nature under or by reason of this Agreement.

            (d) Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

            (e) Amendment and Waiver. This Agreement may be amended only by the written consent of all the parties hereto. Any waiver, consent or approval of any kind by any party hereto of any breach, default or noncompliance under this Agreement or any waiver by such party of any provision or condition of this Agreement must be in writing and is effective only to the extent specifically set forth in such writing.

            (f) Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

            (g) Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (c) five calendar days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications are to be sent to the addresses set forth below:


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

            If to Phibro:

                             Phibro Animal Health Corporation
                             One Parker Plaza
                             Fort Lee, New Jersey 07024
                             Tel: (201) 944-6020
                             Fax: (201) 944-5937
                             Attn: Jack C. Bendheim, President

            with copies to:

                             Golenbock, Eiseman, Assor, Bell & Peskoe LLP
                             437 Madison Avenue
                             New York, New York 10022
                             Tel: (212) 907-7300
                             Fax: (212) 754-0330
                             Attn: Lawrence M. Bell

            If to Acquisition Company:

                             Prince Mineral Company, Inc.
                             One Prince Plaza, 229 Radio Road
                             Quincy, Illinois 62301
                             Attention: President

            with a copy to:

                             Palladium Capital Management, L.L.C.
                             Prince Mineral Company, Inc.
                             1270 Avenue of the Americas
                             Suite 2200
                             New York, New York 10020
                             Tel: (212) 218-5150
                             Fax (212) 218-5155
                             Attn: Marcos A. Rodriguez

            and to:

                             Bingham McCutchen LLP
                             399 Park Avenue
                             New York, New York 10022
                             Tel:  (212) 705-7000
                             Fax:  (212) 752-5378
                             Attn: Neil W. Townsend

            (h) Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to Section of this Agreement unless otherwise indicated. The table of contents titles and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the


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

words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

            (i) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered.

            (j) Relationship of the Parties. The parties are independent contractors under this Agreement. Except as expressly set forth herein, neither party has the authority to, and each party agrees that it shall not, directly or indirectly contract any obligations of any kind in the name of or chargeable against the other party without such party's prior written consent.

            (k) Prepayment of Advisory Fees. Anything to the contrary set forth in Section 2 above notwithstanding, at any time during the period commencing on the date hereof and ending on January 9, 2004, Acquisition Company may prepay the Advisory Fees payable under Section 2(a) for the entire term of this Agreement by paying to Phibro the net present value of such Advisory Fees (calculated using a discount rate of 15%). The foregoing prepayment shall not apply to any Additional Fees that may arise in connection with Additional Requested Services.

                  [Remainder of page intentionally left blank.]


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

                                                                  Execution Copy

      IN WITNESS WHEREOF, the parties have executed this Agreement, under seal, as of the date first above written.

                                   PHIBRO ANIMAL HEALTH CORPORATION

                                   By: /s/ Jack C. Bendheim
                                      -----------------------------------------
                                      Name:  Jack C. Bendheim
                                      Title: President

                                   PRINCE MINERAL COMPANY, INC.

                                   By: /s/ David Ventura
                                      -----------------------------------------
                                      Name:  David Ventura
                                      Title: Vice President

                            [Advisory Fee Agreement]

                                   Schedule 1

For purposes of this Agreement, the term "Services" shall mean advisory or consulting services relating to strategic and operational matters (including, without limitation, advice relating to sales and marketing and processing, procurement, distribution, contract administration and operating procedures). In rendering the Services (including the Additional Services), Phibro shall use reasonable efforts to make its personnel and the personnel of Prince Agri Products, Inc and its other affiliates that Phibro designates to provide the Services available during normal business hours and at such times as are convenient to Phibro and its affiliates taking into account the business and operational needs of Phibro and its affiliates. Such personnel will be made available at such times by telephone, telefax or e-mail, and such personnel shall not be required to travel or attend any meetings in person.